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                                                                  Exhibit (a)(4)
                          OFFER TO PURCHASE FOR CASH
                    ALL OUTSTANDING SHARES OF COMMON STOCK

                                      OF

                            Protocol Systems, Inc.

                                      AT
                             $16.00 Net Per Share

                                      BY
                     Welch Allyn Acquisition Corporation,

                         A WHOLLY OWNED SUBSIDIARY OF
                               Welch Allyn, Inc.


    THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, JULY 5, 2000, UNLESS THE OFFER IS EXTENDED.


                                                                   June 7, 2000

To Brokers, Dealers, Banks,
Trust Companies and Other Nominees:

   We have been engaged by Welch Allyn Acquisition Corporation, an Oregon corporation (the "Purchaser") and a wholly owned subsidiary of Welch Allyn, Inc., a New York corporation ("Parent"), to act as Information Agent in connection with the Purchaser's offer to purchase all the outstanding shares of common stock, par value $.01 per share (together with the associated Rights, the "Shares"), of Protocol Systems, Inc., an Oregon corporation (the "Company"), at a price of $16.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"). Unless the context otherwise requires, all references to Shares shall be deemed to include the aforementioned Rights, and all references to the Rights include the benefits that may inure to holders of the Rights pursuant to the Rights Agreement (as defined in the Offer to Purchase).

   Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

   Enclosed herewith are copies of the following documents:

     1. Offer to Purchase dated June 7, 2000;

     2. Letter of Transmittal to be used by shareholders of the Company accepting the Offer;

     3. Letter to Shareholders of the Company from the President and Chief Executive Officer of the Company accompanied by the Company's
  Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-
  9");

     4. A printed form of letter that may be sent to your clients for whose account you hold Shares in your name or in the name of a nominee, with space provided for obtaining such client's instructions with regard to the Offer;

     5. Notice of Guaranteed Delivery;

     6. Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9; and

     7. Return envelope addressed to ChaseMellon Shareholder Services,
  L.L.C., the Depositary.
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   The Offer is conditioned upon, among other things, (A) there being validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute at least a majority of the issued and outstanding Shares, determined on a fully diluted basis, and (B) the expiration or termination of the waiting period (and any extensions thereof) under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, applicable to the purchase of Shares pursuant to the Offer.

   We urge you to contact your clients promptly. Please note that the Offer and withdrawal rights will expire at 12:00 midnight, New York City time, on Wednesday, July 5, 2000, unless the Offer is extended.

   The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of May 24, 2000 (the "Merger Agreement"), among Parent, the Purchaser and the Company pursuant to which, following the consummation of the Offer and the satisfaction or waiver of certain conditions, the Purchaser will be merged with and into the Company, with the Company surviving the merger as a wholly owned subsidiary of Parent (the "Merger"). In the Merger, each outstanding Share (other than Shares owned by the Company or any direct or indirect wholly owned subsidiary of the Company or by Parent, the Purchaser, or by shareholders, if any, who are entitled to and who properly exercise dissenters' rights under Oregon law to the extent such rights are applicable to the Merger) will be converted into the right to receive an amount equal to the Offer Price (or any greater amount per Share paid pursuant to the Offer) in cash, without interest, as set forth in the Merger Agreement and described in the Offer to Purchase.

   The Board of Directors of the Company has adopted the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, has determined that the terms of the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair to, and in the best interests of, the Company and its shareholders and unanimously recommends that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The factors considered by the Board of Directors of the Company in arriving at its decision to approve the Merger Agreement, the Offer, the Merger and the other transactions contemplated by the Merger Agreement and to recommend that shareholders of the Company accept the Offer and tender their Shares pursuant to the Offer are described in the Schedule 14D-9.

   In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (a) the certificates for such Shares, together with a Letter of Transmittal (or facsimile thereof), properly completed and duly executed, and any required signature guarantees or (b) in the case of a transfer effected pursuant to the book-entry transfer procedures described in Section 2 of the Offer to Purchase, a Book-Entry Confirmation, as defined therein, and either a Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, and any required signature guarantees, or an Agent's Message, and any other required documents. The per Share consideration paid to any shareholder pursuant to the Offer will be the highest per Share consideration paid to any other shareholder pursuant to the Offer. Accordingly, tendering shareholders may be paid at different times depending upon when certificates for Shares or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the purchase price of the Shares to be paid by the Purchaser, regardless of any extension of the Offer or any delay in making such payment.

   Neither the Purchaser nor Parent will pay any fees or commissions to any broker or dealer or other person (other than the Information Agent and the Dealer Manager as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. You will be reimbursed upon request for customary mailing and handling expenses incurred by you in forwarding the enclosed offering materials to your customers.
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   Questions and requests for additional copies of the enclosed material may be directed to the Information Agent at its addresses and telephone numbers set forth on the back cover of the enclosed Offer to Purchase.

                                         Very truly yours,

                                         ChaseMellon Shareholder
                                         Services, L.L.C.

   Nothing contained herein or in the enclosed documents shall render you or any other person the agent of the Purchaser, Parent, the Depositary, the Information Agent or the Dealer Manager or authorize you or any other person to give any information or make any representation on behalf of any of them with respect to the Offer not contained in the Offer to Purchase or Letter of Transmittal.